EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - Filing of Company's Response to High Court of Justice File Concerning the Wholesale Market

Further to the Company's immediate reports regarding the High Court of Justice file concerning the wholesale market and the notice of update which the State filed with the High Court of Justice on May 7, 2015, immediate notification is hereby provided that further to the High Court of Justice's decision, on May 25, 2015, the Company filed an update in the proceeding.

In its update, the Company rejects the statements in the State's update, and notes that contrary to the State's conclusions (1) the various solutions proposed by the Ministry for providing telephony services in the wholesale market are not technologically feasible; and (2) the tariffs determined by the Ministry of Communications for the provision of wholesale market services are unreasonable.

The Company further asserts that the Ministry of Communications has not completed the discussions to evaluate the Company's arguments, as requested by the High Court of Justice, and has held steadfastly to its decisions such that the unreasonableness of such decisions has remained unchanged.

The Company's update included an engineering opinion by an external expert and an internal economic opinion (together with an external comparative study indicating that the wholesale price in European countries upon which the Ministry relied is more than double the price determined by the Israeli Ministry).

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.